                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(2) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 1)*

                          MAJESCO ENTERTAINMENT COMPANY
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                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    784495103
                                 --------------
                                 (CUSIP Number)

                                  Jesse Sutton
                           160 Raritan Center Parkway
                            Edison, New Jersey 08837
                                 (732) 225-8910

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 21, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

==============================

CUSIP NO.  784495103                   13D

==============================

===== ==========================================================================
1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Jesse Sutton
----- --------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (See Instructions)                                         (a) [ ]
                                                                        (b) [ ]
----- --------------------------------------------------------------------------
3            SEC USE ONLY

----- --------------------------------------------------------------------------
4            SOURCE OF FUNDS (See Instructions)

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5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)

----- --------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             USA

===== ==========================================================================
NUMBER OF                        7       SOLE VOTING POWER
                                         2,029,387
SHARES
                     -------- --------------------------------------------------
BENEFICIALLY                     8       SHARED VOTING POWER

OWNED BY
                     -------- --------------------------------------------------
EACH                             9       SOLE DISPOSITIVE POWER
                                         2,029,387
REPORT REPORTING
                     -------- --------------------------------------------------
PERSON                          10       SHARED DISPOSITIVE POWER

WITH
============================= ==================================================
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,029,387

----- --------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
             CERTAIN SHARES
             (See Instructions)
----- --------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             8.59%(1)

----- --------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON (See Instructions)
             IN

===== ==========================================================================

-------------------------------------
(1) On the basis of 23,597,534 shares of Common Stock reported by the Company to be issued and outstanding as of July 31, 2006 in the Company's latest
Quarterly Report on Form 10-Q, as filed with the Securities and Exchange
Commission on September 11, 2006.

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 (the "Amendment No. 1") amends the original Schedule
13D (the "Original Schedule 13D") filed with the Securities and Exchange
Commission by Mr. Jesse Sutton (the "Reporting Person"). The purpose of this
Amendment No. 1 is to disclose that the Reporting Person entered into a written
10b5-1 Trading Plan, dated July 21, 2006, with UBS Financial Services Inc. (the
"Trading Plan"). Accordingly, only items 4, 5 and 6, the only amended Items, are reported herein.

Item 4.  Purpose of Transaction.
------   ----------------------

         On July 21, 2006, the Reporting Person entered into the Trading Plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, under which the Reporting Person has instructed UBS Financial Services, Inc., as its agent, to sell up to 340,000 shares of Common Stock of Majesco Entertainment
Company (the "Issuer") from July 21, 2006 through July 31, 2007, subject to the terms, conditions and restrictions set forth in the Trading Plan. The adoption of the Trading Plan by the Reporting Person does not reflect a lack of confidence in the Issuer on the part of the Reporting Person.

         All of the shares of Common Stock reported herein from July 13, 2006 to
September 12, 2006 were disposed of pursuant to the Trading Plan.

         The following sets forth all the transactions with respect to the shares of Common Stock not previously reported on the Schedule 13D by the
Reporting Person.

         On each of the following dates and at the following prices per share,
Jesse Sutton disposed of his shares of Common Stock on the open market:

DATE                    NUMBER OF SHARES DISPOSED                PRICE PER SHARE
7/10/06                           72,887                                  1.5900
7/11/06                           19,000                                  1.5300
7/11/06                            9,350                                  1.5400
7/12/06                           10,000                                  1.4700
7/12/06                            3,618                                  1.5000
7/13/06                           20,000                                  1.4200
7/14/06                            8,500                                  1.3500
7/14/06                           15,000                                  1.3510
7/14/06                            9,100                                  1.4100
8/03/06                            4,500                                  1.3692
8/04/06                            3,000                                  1.3700
8/07/06                            1,900                                  1.3684
8/08/06                            1,200                                  1.4042
8/09/06                            3,200                                  1.3925
8/10/06                            5,000                                  1.3980
8/11/06                            2,800                                  1.3693
8/14/06                            2,000                                  1.3500
8/15/06                            2,000                                  1.3820
8/16/06                            4,400                                  1.3550

9/01/06                              630                                  1.3848
9/05/06                            3,720                                  1.3489
9/06/06                           21,000                                  1.2710
9/11/06                              900                                  1.2500
9/12/06                            3,750                                  1.3320
10/02/06                           2,000                                  1.3500
10/03/06                           7,000                                  1.3487
10/04/06                          12,500                                  1.2820

     On August 3, 2006, pursuant to the Issuer's long term incentive plan for officers and directors , the Reporting Person was granted 170,213 shares of
Restricted Common Stock with one third of the shares vesting on each of the first, second and third anniversaries of the grant date.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

     (a) and (b) As of the date hereof, the Reporting Person is deemed to beneficially own an aggregate of 2,029,387 shares of Common Stock, representing approximately 8.59% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, for the period ended July 31, 2006, as filed with the Securities and Exchange Commission on
September 11, 2006. The Reporting Person has the power to direct the vote and the power to direct the disposition of these shares of Common Stock.

     In addition, on August 3, 2005, the Reporting Person was granted, as part of the Issuer's long term incentive plan for officers and directors, options to purchase a total of 90,909 ordinary shares of the Issuer at an exercise price of
$3.20. Half of the options vested on August 3, 2006 and the other half will vest on August 3, 2007, the second anniversary of the grant date.

     (c) Except as described in Item 4 of this Amendment No. 1, the Reporting
Person has not effected any transactions in the Issuer's ordinary shares during the past sixty (60) days.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to
-------  -----------------------------------------------------------------------
         Securities of the Issuer.
         -------------------------

     The description of the Trading Plan set forth in Item 4 of this Amendment
No. 1 is incorporated by reference into this Item 6.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        October 26, 2006
                                        ---------------------------------------
                                       (Date)

                                        /s/ Jesse Sutton
                                        ---------------------------------------
                                        (Signature)

                                        Jesse Sutton, Interim Chief Executive
                                        Officer
                                        ---------------------------------------
                                        (Name/Title)

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).